Ardmore Shipping Corporation Belvedere Building 69 Pitts Bay Road, Ground Floor Pembroke HM 08, Bermuda	Tel: +1 441 405 7800 Email: info@ardmoreshipping.com Web: www.ardmoreshipping.com

October 2, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Ardmore Shipping Corporation
Registration Statement on Form F-3
Filed August 31, 2018
File No. 333-227129

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ardmore Shipping Corporation hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 9:00 a.m., Eastern Time, on October 5, 2018, or as soon thereafter as practicable.

[Signature page follows]

Company Reg: 61477      Registered in Marshall Islands

ARDMORE SHIPPING CORPORATION

By: /s/ Paul Tivnan

Name:  Paul Tivnan

Title:    Chief Financial Officer

[Signature Page to Acceleration Request (F-3)]